# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

LiquidPiston, Inc.
1292a Blue Hills Ave.
Bloomfield, CT 06002
https://liquidpiston.com/

Up to $1,069,997.50 in Common Stock at $36.50
Minimum Target Amount: $9,964.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** LiquidPiston, Inc.
**Address:** 1292a Blue Hills Ave., Bloomfield, CT 06002
**State of Incorporation:** DE
**Date Incorporated:** June 21, 2004

## Terms:

### Equity

**Offering Minimum:** $9,964.50 | 273 shares of Common Stock
**Offering Maximum:** $1,069,997.50 | 29,315 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $36.50
**Minimum Investment Amount (per investor):** $255.50

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below*

## Perks* and Investment Incentives

### Early Bird

First 48 hours - Friends and Family Early Birds | 15% bonus shares

Next 5 days - Early Bird Bonus | 10% bonus shares

### Volume

$1,000 | Recieve a free LiquidPiston T-shirt (International investors will be asked to pay for shipping)

$25,000+ Invite to tour our shop + 10% bonus shares

$50,000+ Invite to Lunch with an LPI Founder (CEO or CTO) |15% bonus shares

*All perks occur after the offering is completed; travel associated with invite to LPI is at investor expense.*

### The 10% Bonus for StartEngine Shareholders

LiquidPiston, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 10 shares of common stock at $36.50 / share, you will receive 11 common stock share, meaning you'll own 11 shares for $365. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

**The Problem:** Power and energy are fundamental across virtually all {ground, sea, and air} vehicles. Of the solutions we have today, the gasoline engine is dirty and inefficient; Diesel engines are big and heavy; turbine engines are extremely inefficient (at small scale, below 500 hp). The world wants to go electric for environmental reasons - but today's best batteries are 80 times heavier than fuel on a energy-to-weight basis.

**The Solution:** Physics tells us we can do better! We've gone back to the fundamentals of how engines operate, starting with physics - to develop an optimized thermodynamic cycle – something that hasn't fundamentally changed in over 100 years. When we rethink the cycle, we also have to rethink the engine as we know it, because today's piston engines are not able to run this optimized cycle.

The result is our "X" engine architecture, which is cleaner, more efficient, quieter, and smaller than legacy piston engines. Compared to piston engines, the rotary "X" engine can be ~5-10x smaller and lighter than a Diesel, and up to 2x more efficient than a gasoline engine. Our "X" Engine is also the first rotary engine that can naturally burn heavy fuels (e.g., diesel, jet fuel) using Compression Ignition (CI), which offer high efficiency, as well as significantly easing the logistical burden for military applications, and other applications where Diesel or Jet fuel is more readily available.

**Mission:**

Our mission is to develop the most power-dense and efficient engines in the world, and we do this by improving the engine through innovating the fundamentals of how they work – i.e. how the energy in fuel is converted to work and how the physical engine platform is made and functions. Our innovation is rooted in physics, and we're working to fundamentally change (optimize) the thermodynamics of the engine to convert more of the energy contained in the fuel to useful work. This work takes innovation and constant creative problem-solving – we have 51 patents, with 35 issued and the rest pending, and a rich innovation pipeline.

**How we make money**

The technology can scale from 1-1000 hp, displacing engines pretty much anywhere they are used today. The company is leveraging partnership opportunities to industrialize its technology. This means that rather than producing engines itself, setting up expensive tooling for production, LiquidPiston intends to work with partners to manufacture, supply, distribute, and service its engines. We've adopted a business model similar to that of Dolby Labs – we develop customized solutions for our end users (systems integrators that buy engines and integrate them into their products), and then we either work with a manufacturing partner as a subcontractor, or we license a particular platform to them to serve the system integrator.

**By the Numbers**

o Building on over 10 years of prior research and development with more than $30M invested into technology and company development (including government- and customer-funded programs)

o 51 patents (35 issued, 16 pending)

o 19 employees, mostly engine engineers

**Technology proof points:**

o 3kW "X-Mini" engine, 26 cc / chamber, Spark Ignited / Multi-fuel (includes gasoline, kerosene, Jet-A / JP8), air cooled, demonstrated to Technology Readiness Level (TRL) 6

o Inserted into 2kW hybrid electric generator, prototype delivered and undergoing field testing by the U.S. Army on the M777 Howitzer

o Inserted into a go-kart vehicle demo [video]

o Inserted into a 55lb heavy-fueled UAV [video]

o 30kW "X-4" engine, 250 cc / chamber, Compression Ignited (Diesel or Jet-A fueled) high-compression ratio up to 26:1. 7,000 RPM. Up to 26:1 compression ratio demonstrated. Demonstrated to TRL 4+.

**Company building proof points:**

o Beachhead customer engagements in DoD and Aerospace:

o $5.6M in three phases of development funded by DARPA.

o $3M Rapid Innovation Fund award with the Army.

o 4 commercial contracts for $1.1M signed in 2019

o 2 MOUs with potential engine manufacturing partners

o Our current customer pipeline, if converted into customer sponsored development programs which result in those customers commercializing systems using our engines, could support significant revenue growth for LiquidPiston engineering professional services and technology licenses.

o This is just the tip of the iceberg. It's a $400B+ market for combustion engines, with many addressable segments for us. And this market is growing! Even the move towards vehicle electrification opens up a large range-extender market (ie, use a small, efficient engine on the vehicel to burn fuel to drive a generator to charge the battery which then powers the vehicle electric drive and auxiliary systems).

*Competitors and Industry*

## Competitors

There are a couple other startups doing combustion engines. Most of them focus on relatively large engines because they're going after the automotive and trucking industry, which is worth hundreds of billions of dollars. But even a very good, proven technology can take about 20 years to be adopted into the general automotive space, which is why we are focusing on other market segments such as generators, auxliary power supplies and Unmanned Aerial Vehicle (UAV) propulsion.

We're currently focused on non-automotive markets requiring much smaller engines, with less development and a shorter design-in cycle. Longer term, we see a lot of room for growth even within the automotive industry as more and more vehicles electrify and evolve to self-driving vehicles. Then, the market should be looking for lighter vehicles and smaller efficient engines for range-extender applications.

## Industry

The global internal combustion engine market is greater than $400 billion. About 75% of that is automotive and trucks, which still leaves over $100 billion for other applications. That non-automotive market is where we currently plan to enter -- ie, military gensets, Unmanned Aerial Vehicle direct and hybrid electric propulsion, and aviation and land vehicle auxiliary power units .

Longer-term, LiquidPiston plans to be in the range-extender engine market as the automotive industry increasingly becomes hybrid electric and we achieve a higher manufacturing volume and lower per unit cost point. Our power density and high-efficiency will make our engine an ideal fit for that application.

*Current Stage and Roadmap*

We have two versions of the engine under development – the tiny 70cc Spark Ignited X-Mini v3 (XMv3), which is working as a proven engine prototype; and a larger 300cc Compression Ignited (Diesel / JP8), "X4" engine concept. The X4 weighs a meager 30 pounds, and and is designed to fit in a 10x8x8" box – while producing 40 HP of power. The X4 is a more optimized, refined, and longer term engine development program compared to the X-Mini, and is at the technology readiness level where it is the platform for potential engine design projects currently under discussion with potential partners.

Ultimately, we see the engine potentially replacing any combustion engine in use today. But we're starting with the military as a first potential customer. We have a lot of traction with them already, as they have such an immediate, dire need for an improved engine. Right now, the military relies on JP-8 fuel, which is a heavy fuel - so they are forced to use Diesel engines, which are big and heavy. Furthermore, consider that it can take up to 99 gallons of fuel to deliver a single gallon to the frontline. It's not just expensive in terms of dollars; this oil must be protected on its journey, and we lose soldiers sometimes in protecting this fuel on its way to the frontline. With the military, costs can literally be measured in human lives, so efficiency is especially critical. They are a good customer for us, because they are willing to help pay for development, and in the long term, are willing to purchase large numbers of engines to power all of their equipment. In fact, a single generator contract (for one engine size) can be on the order of $200M, enough to build a viable business.

Within the military, there are a number of applications that our engine can serve, with similar immediate and painful needs for better power systems. For example, consider the standard 30kW Diesel generators that power mobile command centers today - they weigh 2700 pounds, and we could reduce this to < 200 pounds. A few people could lift and move this, rather than a whole truck, so it's a really game changing technology.

We're also looking at other applications, for example drones, power for other land, sea, and air vehicles, robotics systems, etc. there's just so many applications even within that one target customer. Of course, the military is just a starting point - there are similar applications on the commercial side that we can move into when ready.

## The Team

### Officers and Directors

**Name:** Alexander Shkolnik

Alexander Shkolnik's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO/President
  **Dates of Service:** January 15, 2011 - Present
  **Responsibilities:** Company oversight and management. Member of the Board of Directors. Owns 500,000 shares of common stock.

- **Position:** Treasurer
  **Dates of Service:** January 13, 2016 - Present
  **Responsibilities:** Company oversight

- **Position:** Secretary
  **Dates of Service:** January 13, 2016 - Present
  **Responsibilities:** Board of Directors Secretary

**Name:** Nikolay Shkolnik

Nikolay Shkolnik's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President / CTO
  **Dates of Service:** January 15, 2011 - Present
  **Responsibilities:** Provide technical guidance for and oversight of the Company's R&D efforts and intellectual property development. Member of the Board of Directors. Owns 500,000 shares of common stock.


**Name:** Per Suneby

Per Suneby's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** SVP, Corporate Development
  **Dates of Service:** March 01, 2016 - Present
  **Responsibilities:** Business development. Common stock option grants for 15,000 shares stock.

- **Position:** Member of the Board of Directors
  **Dates of Service:** May 04, 2016 - Present
  **Responsibilities:** Corporate governance. Stock option grant of 9,800 shares of common stock


Other business experience in the past three years:

- **Employer:** Sternhill Associates
  **Title:** Co-Founder & Managing Director
  **Dates of Service:** July 01, 2015 - Present
  **Responsibilities:** Company oversight


Other business experience in the past three years:

- **Employer:** Statum Systems, Inc.
  **Title:** SVP, Corporate Development & Member of the Board of Directors
  **Dates of Service:** August 03, 2018 - Present
  **Responsibilities:** Business development and corporate governance


**Name:** Joseph Pasciutti

Joseph Pasciutti's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Engineer
  **Dates of Service:** June 03, 2019 - Present
  **Responsibilities:** Direct the engineering team (employees, sub-contractors, and consultants). Common stock option grant: 15,000 shares

Other business experience in the past three years:

- **Employer:** United Technologies Aerospace Systems
  **Title:** Associate Engineering Director
  **Dates of Service:** March 01, 2017 - May 15, 2019
  **Responsibilities:** Manage the mechanical controls for the F135 Engine Program

Other business experience in the past three years:

- **Employer:** United Technologies Aerospace Systems (UTAS)
  **Title:** Associate Engineering Director
  **Dates of Service:** June 01, 2013 - February 28, 2017
  **Responsibilities:** Manage electrical and mechanical UTAS-manufactured engine components for the F135 Engine Program, design, production, and aftermarket

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other

information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any Common Stock security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by a player in the transportation, engine manufacturing, military systems integration, or other industrial sectors. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company, is offering Common Stock in the amount of up to $1,069,980 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when

we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

### Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

### Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

### Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

### We may never have an operational product or service

It is possible that there may never be an commercially operational X-Engine or that the product may never be used to engage in commercial transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

### *Some of our products are still in prototype phase and might never be operational products*
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in the business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

### *Developing new products and technologies entails significant risks and uncertainties*
We are currently in the research and development stage and have only manufactured prototypes for our X-Engines. Delays or cost overruns in the development of our X-Engines and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

### *Minority Holder; Securities with No Voting Rights*
The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

### *You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

### *Insufficient Funds*
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

### *Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on the assumptions that our engine technology can be successfully industrialized, manufactured, sold and supported. We assume that we will be successful in developing partnerships that will financially support the development of engines for their application markets and industrialize, manufacture and support commercial engines on a contract manufacturing or license basis. It is possible that our engines will fail to gain market acceptance for any number of

reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

### *We face significant market competition*

We will compete with larger, established companies who currently have existing products on the market and/or various respective product development programs. Our technology has patent-protected attributes which offer certain performance and economic benefits to customers based on what we currently know about the industry and competitors. But, certain competitors will have greater financial means and marketing/sales and human resources than us. Some competitors may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will continue and may intensify.

### *We are an early stage company and have not yet generated any profits*

LiquidPiston, Inc. was formed on 2004-06-21. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. LiquidPiston, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years.

### *We are an early stage company and have limited revenue and operating history*

The Company has a short history, few customers, and limited engineering professional services revenue to-date. If you are investing in this company, it's because you think that the X-Engine is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough customers so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

### *We have existing patents that we might not be able to protect properly*

One of the Company's most valuable assets is its intellectual property. The Company has over 50 patents (US and International), granted and pending. Additionally, the Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. The Company intends to continue to aggressively develop new intellectual property and has a long-standing relationship with a leading Boston-based intellectual property law firm. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to protect its intellectual property portfolio from such violations, within the constraints of our available resources. It is important to note that unforeseeable costs associated with such practices may consume a significant portion of the capital of the Company.

*We have pending patent approval's that might be vulnerable*

One of the Company's most valuable assets is its intellectual property and the Company intends to protect them on a best efforts basis subject to resource constraints. All of The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

*Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*

Although the Company focuses on broad intellectual property (IP) development and uses a premier IP law firm as part of its robust process, Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patents protection without obtaining a sublicense, it is likely that the Company's value may be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents are deemed unenforceable, the Company ability to generate revenues and profits will be negatively impacted.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*

Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licensing agreements, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

### *Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*

Our ability to sell product for certain applications is or may be dependent on government regulation such as the State Department, Department of Commerce and other relevant government laws and regulations, especially concerning exports of certain product which may have military applications. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product into selected markets and therefore your investment in the Company may be affected.

### *We rely on third parties to provide services essential to the success of our business*

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

### *The Company is vulnerable to hackers and cyber-attacks*

As a business using a combination of our internal computer network and third party-provided communications and other services, we may be vulnerable to hackers who may access the data of our investors and Company data. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology and service providers could harm our reputation and materially negatively impact our financial condition and business.

### *Dependence on large industrial partners*

The Company's strategy is based on providing engineering services and technology licenses to established companies that can manufacture engines, integrate engines in systems that require engines, and distribute and support the engines and systems. This leverages other companies' resources and market coverage, but makes LiquidPiston dependent on other companies' investment and timing decisions which can cause delays or disruptions to the Company's business.

### *This offering involves "rolling closings," which may mean that earlier investors may*

*not have the benefit of information that later investors have.*

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

### Regulatory compliance

Depending on the market and application, the Company's X-Engines will need to comply with EPA and equivalent environmental regulations in other countries. The Company has yet to perform such environmental testing and and receive such certifications. We believe that we can because in addition to our proprietary efficient combustion technology, we expect to be able to adapt and utilize existing technologies for exhaust and other treatment used with piston engines. However, it is currently unproven and there is a risk that we may fail to qualify for environmental compliance regulations for some markets which can negatively impact the value of your investment. Some markets may still be available as the US Military can exempt themselves from such compliance if they need to and the aerospace industry is currently subject to limited emissions environmental compliance requirements.

### Prior crowdfunding

In conjunction with the company's second Regulation CF crowd funding, the company disclosed 2016 and 2017 financial statements that were Reviewed by a third party accountant, but were not Audited, as per SEC regulations. The company has underwent a full audit of its 2017 and 2018 financial statements, and the audited statements of 2017 did not materially differ from those that had been reviewed.

### Financing Risk

Developing an engine is a time consuming and expensive process. The current financing provides funding to complement certain government contracts. The company will rely on raising additional funding in 2020 to accelerate commercial adoption of the technology. While we think it is likely we will raise this round, this is not guaranteed, and the company requires external financing until it is self sufficient.

### Technical Risk

The basic operating principles of the 'X' Engine have been established; however, optimization remains in order to reach the full potential of the cycle and the thermodynamic cycle. In order to commercialize the technology, the engine technology may need to be matured to further 1) attain durability targets sufficient for the application; 2) attain any certification requirements, including durability, emissions, or other requirements, as established by the EPA, or the military, or otherwise as required by a customer; 3) the engine design must be iterated toward volume production, and it is not known yet exactly what the engine will cost in production, as it will be highly dependent on final application and customer requirements; other application specific requirements may be required.

### Commercialization Risk

LiquidPiston develops technology for engines. Our business model relies on potential strategic partners to 1) assist in co-development of the engine by either funding a portion of development, or investing in-kind resources to assist in the development; and 2) adopt the LiquidPiston engine technology on a licensing basis. The automotive space is known to be especially difficult for a new entrant, which is the reason we have chosen the military and small-engine markets to start, rather than going direct to automotive. However, even in these spaces, there has been no markedly new engine designs that have been successfully commercially adopted since the Wankel engine was developed in the 1960s. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. Customers are currently concentrated in three development programs / feasibility studies. These programs focus on initial R&D efforts, and are not guaranteed to continue to mature into future programs. Our business model relies on partners to license, co-develop and manufacture engines. If partners do not take on this capital intensive initiative, the company would require significant additional financing to bring the engines to market.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Alexander Shkolnik | 500,000 | Common Stock | 41.0 |
| Nikolay Shkolnik | 500,000 | Common Stock | 41.0 |

## The Company's Securities

The Company has authorized Common Stock, Convertible Promissory Note, Convertible Promissory Note, Convertible Promissory Note, Convertible Promissory Note, Convertible Promissory Note, Convertible Promissory Note, Convertible Promissory Note, Convertible Promissory Note, Convertible Promissory Note, Convertible Promissory Note, Convertible Promissory Note, and Series Seed-1 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 29,315 of Common Stock.

### *Common Stock*

The amount of security authorized is 1,600,000 with a total of 1,326,498 outstanding.

### *Voting Rights*

1 vote per share

### *Material Rights*

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.

Option pool: 200,000 common shares are included in the 1,326,498 shares of common stock listed as outstanding.

### *Convertible Promissory Note*

The security will convert into Preferred stock and the terms of the Convertible Promissory Note are outlined below:

**Amount outstanding:** $999,999.00
**Maturity Date:** April 12, 2020
**Interest Rate:** 4.0%
**Discount Rate:** 0.0%
**Valuation Cap:** $25,000,000.00

**Conversion Trigger:** Note Maturity

*Material Rights*

There are no material rights associated with Convertible Promissory Note.

### Convertible Promissory Note

The security will convert into Preferred shares and the terms of the Convertible Promissory Note are outlined below:

**Amount outstanding:** $171,399.00
**Maturity Date:** July 14, 2020
**Interest Rate:** 4.0%
**Discount Rate:** 0.0%
**Valuation Cap:** $25,000,000.00
**Conversion Trigger:** Note Maturity

*Material Rights*

There are no material rights associated with Convertible Promissory Note.

### Convertible Promissory Note

The security will convert into Preferred stock and the terms of the Convertible Promissory Note are outlined below:

**Amount outstanding:** $127,751.00
**Maturity Date:** October 20, 2020
**Interest Rate:** 4.0%
**Discount Rate:** 0.0%
**Valuation Cap:** $25,000,000.00
**Conversion Trigger:** Note Maturity

*Material Rights*

There are no material rights associated with Convertible Promissory Note.

### Convertible Promissory Note

The security will convert into Preferred stock and the terms of the Convertible Promissory Note are outlined below:

**Amount outstanding:** $200,000.00
**Maturity Date:** May 24, 2021
**Interest Rate:** 4.0%
**Discount Rate:** 0.0%
**Valuation Cap:** $30,000,000.00
**Conversion Trigger:** Note Maturity

*Material Rights*

There are no material rights associated with Convertible Promissory Note.

***Convertible Promissory Note***

The security will convert into Preferred stock and the terms of the Convertible Promissory Note are outlined below:

**Amount outstanding:** $250,000.00
**Maturity Date:** December 28, 2020
**Interest Rate:** 4.0%
**Discount Rate:** 0.0%
**Valuation Cap:** $30,000,000.00
**Conversion Trigger:** Note Maturity

*Material Rights*

There are no material rights associated with Convertible Promissory Note.

***Convertible Promissory Note***

The security will convert into Preferred stock and the terms of the Convertible Promissory Note are outlined below:

**Amount outstanding:** $638,317.00
**Maturity Date:** December 28, 2020
**Interest Rate:** 4.0%
**Discount Rate:** 0.0%
**Valuation Cap:** $35,000,000.00
**Conversion Trigger:** Note Maturity

*Material Rights*

There are no material rights associated with Convertible Promissory Note.

***Convertible Promissory Note***

The security will convert into Preferred stock and the terms of the Convertible Promissory Note are outlined below:

**Amount outstanding:** $100,000.00
**Maturity Date:** March 11, 2021
**Interest Rate:** 4.0%
**Discount Rate:** 0.0%
**Valuation Cap:** $35,000,000.00
**Conversion Trigger:** Note Maturity

*Material Rights*

There are no material rights associated with Convertible Promissory Note.

### *Convertible Promissory Note*

The security will convert into Preferred stock and the terms of the Convertible Promissory Note are outlined below:

**Amount outstanding:** $150,000.00
**Maturity Date:** June 03, 2021
**Interest Rate:** 4.0%
**Discount Rate:** 0.0%
**Valuation Cap:** $35,000,000.00
**Conversion Trigger:** Note Maturity

### *Material Rights*

There are no material rights associated with Convertible Promissory Note.

### *Convertible Promissory Note*

The security will convert into Preferred stock and the terms of the Convertible Promissory Note are outlined below:

**Amount outstanding:** $50,000.00
**Maturity Date:** August 21, 2021
**Interest Rate:** 4.0%
**Discount Rate:** 0.0%
**Valuation Cap:** $35,000,000.00
**Conversion Trigger:** Note Maturity

### *Material Rights*

There are no material rights associated with Convertible Promissory Note.

### *Convertible Promissory Note*

The security will convert into Preferred stock and the terms of the Convertible Promissory Note are outlined below:

**Amount outstanding:** $25,000.00
**Maturity Date:** September 04, 2021
**Interest Rate:** 4.0%
**Discount Rate:** 0.0%
**Valuation Cap:** $35,000,000.00
**Conversion Trigger:** Note Maturity

### *Material Rights*

There are no material rights associated with Convertible Promissory Note.

## *Convertible Promissory Note*

The security will convert into Preferred stock and the terms of the Convertible Promissory Note are outlined below:

**Amount outstanding:** $50,000.00
**Maturity Date:** October 08, 2021
**Interest Rate:** 4.0%
**Discount Rate:** 0.0%
**Valuation Cap:** $35,000,000.00
**Conversion Trigger:** Note Maturity

### *Material Rights*

There are no material rights associated with Convertible Promissory Note.

### *Series Seed-1 Preferred Stock*

The amount of security authorized is 90,000 with a total of 88,105 outstanding.

### *Voting Rights*

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

### *Material Rights*

**Amendments to the Amended & Restated Certificate of Incorporation.**

As long as any shares of the Preferred Stock shall be issued and outstanding, the Corporation shall not, without first obtaining the approval from the holders of a majority of the outstanding shares of the Preferred Stock, amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock

Notwithstanding anything to the contrary herein, the number of authorized shares of Preferred Stock and any series thereof may be increased or decreased by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote.

**Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Applicable Original Issue Price of such series of Preferred Stock, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock.

**Conversion.**

*Optional Conversion*

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof into shares of Common Stock.

*Mandatory Conversion*

Upon either:

(a) the closing of the sale of shares of Common Stock to the public and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, or

(b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (holders of a majority of the outstanding shares of Preferred Stock)

## What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company. The shares are also subject to voting restrictions.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares, and upon conversion of previously issued Notes. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  **Final amount sold:** $999,999.00
  **Use of proceeds:** Technology and Corporate Development
  **Date:** April 12, 2017
  **Offering exemption relied upon:** Regulation CF

- **Type of security sold:** Convertible Note
  **Final amount sold:** $299,150.00
  **Use of proceeds:** Technology and Corporate Development
  **Date:** October 20, 2017
  **Offering exemption relied upon:** 506(c)

- **Type of security sold:** Convertible Note
  **Final amount sold:** $200,000.00
  **Use of proceeds:** Technology and Corporate Development
  **Date:** May 24, 2018
  **Offering exemption relied upon:** 506(c)

- **Type of security sold:** Convertible Note
  **Final amount sold:** $250,000.00
  **Use of proceeds:** Technology and Corporate Development
  **Date:** December 28, 2018
  **Offering exemption relied upon:** Regulation CF

- **Type of security sold:** Convertible Note
  **Final amount sold:** $638,317.00
  **Use of proceeds:** Technology and Corporate Development
  **Date:** December 28, 2018
  **Offering exemption relied upon:** Regulation CF

- **Type of security sold:** Convertible Note
  **Final amount sold:** $525,000.00
  **Use of proceeds:** Technology and Corporate Development
  **Date:** December 20, 2019
  **Offering exemption relied upon:** 506(c)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led to the performance of financial statements:**

1. Nature of Organization and Operations

LiquidPiston, Inc. ("LiquidPiston" or the "Company") was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in

Bloomfield, Connecticut.

LiquidPiston develops advanced rotary engines based on the Company's patented thermodynamic cycle and engine architecture. By rethinking the engine starting with basic scientific principles, engines can be significantly improved on all parameters – efficiency, weight, size, vibration, and noise.

To date, the Company has raised a total of approximately $19,000,000 in gross proceeds from the sale of both Common Stock and Preferred Stock.

The Company is subject to a number of risks similar to other technology oriented companies in the current stage of its life cycle including, but not limited to, the need to obtain adequate additional funding, possible failure of discovery testing or development studies, the need to obtain governmental approval for its product candidates, competitors developing new or superior technological innovations, the need to successfully commercialize and gain market acceptance of any of the Company's products that are approved, and protection of proprietary technology. If the Company does not successfully commercialize any of its products or mitigate any of these other risks, it will be unable to generate revenue or achieve profitability which could ultimately result in the complete loss of stockholders' investments and the closing of the Company.

The Company incurred losses from operations and has had negative cash flows from operating activities since its inception. The Company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities given ongoing expenditures related to the completion of its ongoing research and development activities. The Company has generated grant revenues totaling $2,840,294 and $3,281,381 for the years 2018 and 2017, respectively, and expects additional grant revenues in future years which will be used to offset future research and development expenditures.

**Historical results and cash flows:**

The contracts with DARPA and Army have concluded, and government revenue in 2019 is significantly lower than 2018. However, LiquidPiston has begun working with 4 companies on paid development (feasibility study) programs in 2019. The company is also seeking additional government development funding which will take time to put in place. Overall revenue in 2019 will be lower than in 2018, and may remain lower until substancial revenue generating development programs are initiated, which the company is currently involved in securing through further government contracts as well as transitioning to full engine development programs through its partners.

There can be no assurance, however, that the current operating plan will be achieved in the time frame anticipated by the Company, or that its cash resources will fund the Company's operating plan for the period anticipated by the Company or that additional funding will be available on terms acceptable to the Company, or at all. The Company will need to raise additional funds in order to further advance its research and development programs, commence additional development studies, and operate its business and meet its obligations as they come due. The Company is pursuing financing alternatives, which include convertible debt agreements and equity financing. However, financing may not be available to the Company in the necessary time frame, in amounts that the Company requires, on terms that are acceptable to the Company, or at all. If the Company is unable to raise the necessary funds when needed or reduce spending on currently planned activities, it may not be able to continue the development of its product candidates or the Company could be required to delay, scale back, or eliminate some or all of its development programs and other operations which will materially harm its business, financial position and results of operations.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of 10/31/2019, the Company has $1.6M in cash and cash equivalents on hand.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

The company has revenues from partners that cover approximately 1/3-1/2 of its expenses. In the future, these programs could grow significantly, or they could halt. The company has also applied for a number of development contracts from the DoD, and believes it is possible for at least one such program to kick off in 2020. Aside from these revenue streams, Liquidpiston is relying on fundraising including this fund raising for its continued operations.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

This Reg CF campaign is expected to raise up to $1.07M. The company as of Oct 2019 had $1.6M in cash and $.25M acct. receivable, and has operating expenses of about $3.6M. The company is relying on its revenue streams as well as fund raising including this one to continue its current pace of operations.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

Based on $3.6M / year expenses (comparable to 2018), and the current cash and expected revenues, without any additional revenue streams and without any additional investment, the company has a cash out date end of May 2020. If we raise our minimum, without any additional revenue streams or investment, the cashout date will be in May or June 2020.

The company expenses currently include a staff of 19, primarily technical employees (mostly engineers, a full time CNC machinist, a technician, an office manager, and company management including CEO, CTO, VP of Corp Dev, Chief Engineer, and Project Manager). Expenses include salaries, overhead, and also maintenance of a CNC machine shop and two AC motoring dynamometer test cells. The company incurrs significant expense in machining outsourced parts to support its prototype development efforts.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If we raise our maximum, without any additional revenue streams or investment, the cashout date will be in August 2020.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

The company anticipates raising a larger investment round of up to $12.5M through venture capital or a Regulation A+ offering. The company is also working on non-dilutive sources including government contract opportunities and non-recurring engineering development projects reimbursed by customers / partners.

## Indebtedness

- **Creditor:** Convertible Promissory Notes
  **Amount Owed:** $999,999.00
  **Interest Rate:** 4.0%
  **Maturity Date:** April 12, 2020
  Notes are convertible upon either a qualified financing event (e.g. Series A), or by choice of either the investors or the company in the 30-day window prior to maturity. The notes convert at a cap of $25M.

- **Creditor:** Convertible Promissory Note
  **Amount Owed:** $299,150.00
  **Interest Rate:** 4.0%
  **Maturity Date:** October 20, 2020
  Notes are convertible upon either a qualified financing event (e.g. Series A), or by choice of either the investors or the company in the 30-day window prior to maturity. The notes convert at a cap of $25M.

- **Creditor:** Convertible Promissory Note

**Amount Owed:** $200,000.00
**Interest Rate:** 4.0%
**Maturity Date:** May 24, 2021
Notes are convertible upon either a qualified financing event (e.g. Series A), or by choice of either the investors or the company in the 30-day window prior to maturity. The notes convert at a cap of $30M.

- **Creditor:** Convertible Promissory Note
  **Amount Owed:** $888,317.00
  **Interest Rate:** 4.0%
  **Maturity Date:** December 28, 2020
  Notes are convertible upon either a qualified financing event (e.g. Series A), or by choice of either the investors or the company in the 30-day window prior to maturity. $250K of the notes convert at a cap of $30M. Another $638K convert at a cap of $35M.

- **Creditor:** Convertible Promissory Note
  **Amount Owed:** $525,000.00
  **Interest Rate:** 4.0%
  **Maturity Date:** December 20, 2021
  This is a series of Notes (with the same terms) that mature over the period of 3-11-2021 through 12-20-2021. Notes are convertible upon either a qualified financing event (e.g. Series A), or by choice of either the investors or the company in the 30-day window prior to maturity. The notes convert at a cap of $35M.

## Related Party Transactions

## Valuation

**Pre-Money Valuation:** $51,633,009.50

**Valuation Details:**

We've run a discounted valuation model based on our cash projections of revenues and income, where the cash projections are based on probabalistically weighted outcomes of potential anticipated revenue streams, and we've come out with a discounted present value of approximately $150M. This is looking at what the company could be worth in 6 years, based on today's market multiples, and applying a 40% IRR discount rate. Such a methodology is a typical method used by VC's in setting valuations of early stage companies, and 40% IRR is typical of a Series B investment.

To be more conservative, we reduced our forecasted revenue and income by 25%, increased the IRR to 50%, and increased the terminal time to 7 years instead of 6 years, assuming the plan takes a year longer to achieve. In this case the valuation is $51.63M, and is used here.

Additionally,

1) We are building on ~$32M previously raised/invested or contracted with the company; the valuation offered is about 30% higher than the amount of funding of the company;

2) The valuation is in line (actually less than) the median Series B raise ($58M). We feel we have the maturity of a Series B company, with a strong exit potential; and

3) based on crunchbase estimates, the closest startup in our space, Achates Power, which is a bit further along in development, has an estimated $500M-$1B market valuation.

The Company set its valuation internally, without a formal-third party independent valuation. The above represents solely the **opinion** of LiquidPiston's Board of Directors regarding the fair market value.

## Use of Proceeds

If we raise the Target Offering Amount of $9,964.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  70.0%
  The funds will be applied to the current product development and testing programs

- *Operations*
  26.5%
  This portion of the minimum funding raise will go towards patent filings, other legal, and general administration and office support functions

If we raise the over allotment amount of $1,069,997.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  70.0%
  Fund engineering development of current product platforms

- *Business Development*
  10.0%
  Secure partners for engine development programs targeting specific application markets (military and commercial) and manufacturing partners to industrialize,

manufacture and support commercially-available engines

- *Operations*
  16.5%
  This allocation of funding will go towards general SG&A, patent and legal expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://liquidpiston.com/ (https://liquidpiston.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/liquidpiston

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR LiquidPiston, Inc.

*[See attached]*

# LiquidPiston, Inc.

# Audited Financial Statements
## for the Periods Ended
## December 31, 2017 and 2018

# INDEX TO FINANCIAL STATEMENTS

Bennett & Company, PC
*34 Jerome Ave, Suite 312*
*Bloomfield, CT 06002*
*860-243-3333*
*Fax: 860-726-1111*

# Independent Auditor's Report

December 30, 2019

To the Board of Directors and Stockholders
of LiquidPiston, Inc.

We have audited the accompanying financial statements of LiquidPiston, Inc. which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of income, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of LiquidPiston, Inc.. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Bennett & Company PC

Certified Public Accountants

# LIQUIDPISTON, INC.

## BALANCE SHEETS

|  | December 31, | |
| --- | --- | --- |
|  | **2018** | **2017** |
| **Assets** | | |
| **Current Assets:** | | |
| Cash and cash equivalents | $ 2,082,830 | $ 2,347,993 |
| Prepaid research and other current assets | 108,610 | 65,962 |
| **Total current assets** | 2,191,440 | 2,413,955 |
| Property and equipment, net | 60,727 | 97,768 |
| Deposits | 2,000 | 2,000 |
| Patents, net | 556,269 | 419,439 |
| **Total Assets** | $ 2,810,436 | $ 2,933,162 |
| | | |
| **Liabilities and Stockholders' Deficit** | | |
| **Current Liabilities:** | | |
| Accounts payable and accrued expenses | $ 490,896 | $ 364,111 |
| Current portion of convertible debt | 1,256,000 | - |
| **Total Current Liabilities** | 1,746,896 | 364,111 |
| Convertible debt (less current portion) net of unamortized issue costs of $28,903 and $38,903 at December 31, 2018 and 2017, respectively. | 2,188,661 | 2,756,048 |
| **Total Liabilities** | 3,935,557 | 3,120,159 |
| Commitments and contingencies (Note 9) | | |
| **Stockholders' Deficit:** | | |
| Common stock, $0.0001 par value per share; 2,000,000 shares authorized; 1,000,500 and 1.000,000 shares issued and outstanding at December 31, 2018 and 2017, respectively. | 100 | 100 |
| Additional paid-in capital | 18,953,185 | 18,941,601 |
| Accumulated deficit | (20,078,406) | (19,128,698) |
| **Total Stockholders' Deficit** | (1,125,121) | (186,997) |
| **Total Liabilities and Stockholders' Deficit** | $ 2,810,436 | $ 2,933,162 |

The accompanying notes are an integral part of these financial statements.

# LIQUIDPISTON, INC.

## STATEMENTS OF OPERATIONS AND DEFICIT

|  | Year Ended December 31, | |
| --- | --- | --- |
|  | **2018** | **2017** |
| **Revenue** | $ 2,840,294 | $ 3,281,381 |
| **Operating Expenses:** | | |
| Research and development | $ 3,101,281 | $ 2,458,520 |
| General and administrative | 564,696 | 424,896 |
| **Total Operating Expenses** | 3,665,978 | 2,883,415 |
| **Income (Loss) from Operations** | (825,684) | 397,965 |
| Other Income (Expense), net | (124,025) | (260,492) |
| **Net Income (Loss)** | $ (949,708) | $ 137,474 |
| **Deficit Beginning of Year** | (19,128,698) | (18,875,606) |
| **Prior Period Adjustment (Note 10)** | - | (390,566) |
| **Deficit End of Year** | (20,078,407) | (19,128,698) |

The accompanying notes are an integral part of these financial statements.

# LIQUIDPISTON, INC.

## STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

| | Common Stock | | Additional | Retained | NET | Available |
|---|---|---|---|---|---|---|
| | Shares | TOTAL | Paid-In Capital | Earnings (Def) | EQUITY | Options |
| **BALANCE 12/31/16  (Note 10)** | 1,000,000 $ | 100 | $ 18,932,486 | $ (19,266,172) | $ (333,586) | 200,000 |
| **FYE 12/31/17:** | | | | | | |
| Options Issued | | | | | | (100,762) |
| Options Forfeited | | | | | $ - | 0 |
| Options Exercised | | | | | | 0 |
| Stock Based Compensation Expense | | | $ 9,115 | | $ 9,115 | |
| Net Income (Loss) | | | | $ 137,474 | $ 137,474 | |
| **BALANCE 12/31/17** | 1,000,000 $ | 100 | $ 18,941,601 | $ (19,128,698) | $ (186,997) | 99,238 |
| **FYE 12/31/18:** | | | | | | |
| Options Issued | | | | | | 0 |
| Options Forfeited | | | | | | (1,500) |
| Options Exercised | 500 $ | - | $ 294 | | $ 294 | (500) |
| Stock Based Compensation Expense | | | $ 11,290 | | $ 11,290 | |
| Net Income (Loss) | | | | $ (949,708) | $ (949,708) | |
| **BALANCE 12/31/18** | **1,000,500 $** | **100** | **$ 18,953,185** | **$ (20,078,405)** | **$ (1,125,120)** | **97,238** |

The accompanying notes are an integral part of these financial statements.

# LIQUIDPISTON, INC.

## STATEMENTS OF CASH FLOW

| | Year Ended December 31, | |
|---|---|---|
| | 2018 | 2017 |
| **Operating activities:** | | |
| Net income (loss) | $ (949,708) | $ 137,474 |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Stock compensation | 11,290 | 9,114 |
| Depreciation | 37,040 | 87,118 |
| Amortization | 33,519 | 25,002 |
| Changes in operating assets and liabilities: | | |
| Prepaid expenses and other | (42,649) | (20,766) |
| Accounts payable, accrued expenses and other | 126,785 | (6,683) |
| Net cash used in operating activities | (783,723) | 231,259 |
| **Investing activities:** | | |
| Purchase of intangible assets | (170,349) | (201,877) |
| Purchase of property and equipment | - | (50,807) |
| Net cash used in investing activities | (170,349) | (252,684) |
| **Financing activities:** | | |
| Proceeds from sale of common stock | 295 | |
| Proceeds from sale of convertible debt | 688,613 | 1,275,049 |
| Net cash provided by financing activities | 688,908 | 1,275,049 |
| Net increase in cash and cash equivalents | (265,164) | 1,253,624 |
| Cash and cash equivalents at beginning of year | 2,347,993 | 1,094,369 |
| Cash and cash equivalents, at end of year | $ 2,082,830 | $ 2,347,993 |

The accompanying notes are an integral part of these financial statements.

LIQUIDPISTON, INC.

NOTES TO FINANCIAL STATEMENTS

## 1. Nature of Organization and Operations

LiquidPiston, Inc. ("LiquidPiston" or the "Company") was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in Bloomfield, Connecticut.

LiquidPiston develops advanced rotary engines based on the Company's patented thermodynamic cycle and engine architecture. By rethinking the engine starting with basic scientific principles, engines can be significantly improved on all parameters – efficiency, weight, size, vibration, and noise.

To date, the Company has raised a total of approximately $19,000,000 in gross proceeds from the sale of both Common Stock and Preferred Stock.

On January 13, 2016 the Shareholders of LiquidPiston approved an Agreement and Plan of Merger ("Merger Agreement"), pursuant to which, among other things, LiquidPiston Holdings, Inc., a Delaware corporation merged with and into LiquidPiston. At that time, the separate corporate existence of LiquidPiston Holdings, Inc. thereupon ceased and LiquidPiston continued as the surviving corporation. In connection with the merger, shareholders elected to convert all of the Company's Preferred Stock into common stock. These new common shares were then canceled in accordance with the Merger Agreement in exchange of a $100,000 payment. In accordance with the Merger Agreement each outstanding Company stock option was canceled pursuant to Article IV, Section 7 of the Company's 2007 Equity Incentive Plan. Upon completion of the Merger Agreement the two founding shareholders' of LiquidPiston owned 100% of the surviving corporation.

The Company is subject to a number of risks similar to other technology oriented companies in the current stage of its life cycle including, but not limited to, the need to obtain adequate additional funding, possible failure of discovery testing or development studies, the need to obtain governmental approval for its product candidates, competitors developing new or superior technological innovations, the need to successfully commercialize and gain market acceptance of any of the Company's products that are approved, and protection of proprietary technology. If the Company does not successfully commercialize any of its products or mitigate any of these other risks, it will be unable to generate revenue or achieve profitability which could ultimately result in the complete loss of stockholders' investments and the closing of the Company.

The Company incurred losses from operations and has had negative cash flows from operating activities since its inception. The Company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities given ongoing expenditures related to the completion of its ongoing research and development activities. The Company has generated grant revenues totaling $2,840,294 and $3,281,381 for the years 2018 and 2017, respectively, and expects additional grant revenues in future years which will be used to offset future research and development expenditures.

There can be no assurance, however, that the current operating plan will be achieved in the time frame anticipated by the Company, or that its cash resources will fund the Company's operating plan for the period anticipated by the Company or that additional funding will be available on terms acceptable to the Company, or at all. The Company will need to raise additional funds in order to further advance its research and development programs, commence additional development studies, and operate its business and meet its obligations as they come due. The Company is pursuing financing alternatives, which include convertible debt agreements and permanent equity financing. However, financing may not be available to the Company in the necessary time frame, in amounts that the Company requires, on terms that are acceptable to the Company, or at all. If the Company is unable to raise the necessary funds when needed or reduce spending on currently planned activities, it may not be able to continue the development of its product candidates or the Company could be required to delay, scale back, or eliminate some or all of its development programs and other operations which will materially harm its business, financial position and results of operations.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB").

### Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates. Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Estimates are used in the following areas, among others: revenue recognition, prepaid and accrued research and development expense, stock-based compensation expense and income taxes.   To the extent that there are material differences between these estimates and actual results, the Company's financial condition or operating results will be materially affected.

### Cash and Cash Equivalents / Concentrations of Credit Risk

The Company considers all short-term, highly liquid investments with original maturities of 90 days or less to be cash and cash equivalents. Cash and cash equivalents consist of all cash on hand and US Treasury backed money market funds with original maturities of three months or less at the time of purchase. The Company considers its money market funds to be Level 1 instruments as discussed below. Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and cash equivalents.   The Company maintains its cash with high credit quality financing institutions and monitors credit risk with individual financial institutions and issuers which, at times, may exceed federally insured limits. The Company has not experienced any losses in such amounts and does not believe its exposed to any significant credit risk with respect to the Company's cash and cash equivalents balances.

Major customer – approximately 100% of the revenue earned in 2017 and 2018 was the result of contracts with the United States Army and the Defense Advanced Research Project Agency (DARPA).

### Research and Development

Research and development costs are expensed as incurred. Research and development expense consists of (i) employee-related expenses, including salaries, benefits, travel and stock-based compensation expense; (ii) external research and development expenses incurred under arrangements with third parties, such as contract research organizations and consultants; (iii) the cost of tools and materials needed in the research and development process.

### Patents

Costs incurred in connection with the application for and issuances of patents are initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to profit or loss using the straight-line method over 20 years, which is the shorter of their estimated useful lives and periods of contractual rights. On an annual basis, the Company initiates an impairment analyses test.   When this test indicates the potential for impairment, a fair value assessment is performed and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions.

### Revenue Recognition

On January 1, 2018, the Company adopted Accounting Standard Codification (ASC) 606, *Revenue from Contracts with Customers*, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, which prior period amounts are not adjusted and continue to be reported in accordance with the Company's historic revenue recognition methodology under ASC 606, *Revenue Recognition.*

Revenue is recognized when control of the promised good or services is transferred to customers, in the amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

### Advertising Costs

Advertising costs are expensed as incurred and included in sales and marketing expense on the statements of operations. Total advertising costs for the years ended December 31, 2018 and 2017 were $3,041, and $11,923, respectively.

### Income Taxes

Income taxes are recorded in accordance with ASC Topic 740, *Income Taxes,* or ASC 740, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities and for loss and credit carryforwards using enacted tax rates anticipated to be in effect for the year in which the differences are expected to reverse. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities to a change in tax rates is recognized in income in the period that includes the enactment date.   Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company uses financial projections to support its net deferred tax assets, which contain significant assumptions and estimates of future operations. If such assumptions were to differ significantly from actual future results of operations, it may have material impact on the Company's ability to realize its deferred tax assets. At the end of each period, the Company assesses the ability to realize the deferred tax assets. If it is more likely than not that the Company would not realize the deferred tax assets, then the Company would establish a valuation allowance for all or a portion of the deferred tax asset.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position, as well as consideration of the available facts and circumstances. As of December 31, 2018 and 2017, the Company does not have any uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions, if any exist, in income tax expense.

### Stock-Based Compensation

The Company accounts for its stock-based compensation awards to employees in accordance with ASC Topic 718, *Compensation – Stock Compensation,* or ASC 718. Additionally, the Company accounts for all awards to consultants of the Company in accordance with ASC topic 505-50, Equity Based Payments to Non-Employees. ASC 718 requires all stock-based payments to employees, including grants of employee stock options and restricted stock, to be recognized in the statements of operations based on their fair values. All the Company's stock-based awards are subject only to service-based vesting conditions. The Company estimates the fair value of its stock-based awards using the Black-Scholes option pricing model, which requires the input of assumptions, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk-free interest rate and (d) expected dividends. The fair value of restricted stock awards is determined based on the Company's estimated common stock value at the time of grant.

Due to the historical lack of a public market for the trading of the Company's common stock and a lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The computation of expected volatility is based on the historical volatility of a representative group of companies with similar characteristics to the Company, including stage of product development and life science industry focus. The Company believes the group selected has sufficient similar economic and industry characteristics and includes companies that are most representative of the Company.

The Company uses the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, *Share-Based Payment*, to calculate the expected term, as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for options granted to employees, and utilizes the contractual term for options granted to non-employees. The expected term is applied to the stock option grant group as a whole, as the Company does not expect substantially different exercise or post-vesting termination behavior among its employee population. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options.

Compensation expense related to awards to employees and consultants of the Company is calculated on a straight-line basis by recognizing the grant date fair value, or re-measured value for consultants over the associated service period of the award, which is generally the vesting term.

### Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts payable and accrued expenses. The Company values cash equivalents using quoted market prices. The fair value of accounts payable and accrued expenses approximates it carrying value because of its short-term nature.

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC 820), establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date

- Level 2 – Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly

- Level 3 – Valuations that require inputs that reflect the Company's own assumptions that are both significant to the fair value measurement and unobservable

To the extent that a valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. There were no transfers within the fair value hierarchy in the years ended December 31, 2018 and 2017. The assets of the Company measured at fair value on a recurring basis as of December 31, 2018 and 2017 are summarized below:

|  | Fair Value Measurements Using | | | |
|  | Level 1 | Level 2 | Level 3 | Total |
| --- | --- | --- | --- | --- |
| **December 31, 2018** | | | | |
| **Assets:** | | | | |
| Cash and cash equivalents | $ 2,082,830 | - | - | $ 2,082,830 |
| Total assets | $ 2,082,830 | $ - | $ - | $ 2,082,830 |
| **December 31, 2017** | | | | |
| **Assets:** | | | | |
| Cash and cash equivalents | $ 2,347,993 | - | - | $ 2,347,993 |
| Total assets | $ 2,347,993 | $ - | $ - | $ 2,347,993 |

*Property and Equipment*

Property and equipment are stated at cost, less accumulated depreciation. Expenditures for additions, renewals, and betterments of property are capitalized and depreciated over the estimated useful life. Expenditures for repairs and maintenance are charged to expense as incurred. The Company provides for depreciation and amortization of assets recorded using the straight-line method over estimated useful lives as follows:

Computer and office equip   5-7 years

Machinery                             5-7 years

Leasehold improvements      15 years

Impairment of long-lived assets:

Long-lived assets with definite lives are reviewed for impairment whenever changes in events or circumstances indicate their carrying values may not be recoverable. The impairment analyses are conducted in accordance with FASB ASC Topic 360, Property, Plant and Equipment. The recoverability of carrying value is determined by comparison of the asset's carrying value to its future undiscounted cash flows. When this test indicates the potential for impairment, a fair value assessment is performed and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, and future economic and market conditions. The Company bases its fair value estimates on assumptions that management believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from these estimates.

*Recent Accounting Pronouncements*

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"). ASU 2016-02 is a comprehensive new lease standard that amends various aspects of existing guidance for leases and requires additional disclosures about leasing arrangements. It will require companies to recognize lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous lease guidance. The ASU is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years; earlier adoption is permitted. In July 2018, the FASB issued ASU 2018-10, "Codification Improvements to Topic 842, Leases". The amendments are intended to address narrow aspects of the guidance issued in the amendments in ASU 2016-02. In July 2018, the FASB issued ASU 2018-11, "Leases (Topic 842): Targeted Improvements", which provides an additional and optional transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. These provisions are effective for reporting periods beginning after December 15, 2019 for the Company. Early adoption is permitted. The Company is currently evaluating the impact that adopting ASU 2016-02 and related amendments will have on its financial statements.

In August 2016, the FASB issued ASU No. 2016-15, "Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"). ASU 2016-15 refines how companies classify certain aspects of the cash flow statement in regard to debt prepayment, settlement of debt instruments, contingent consideration payments, proceeds from insurance claims and life insurance policies, distribution from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019 with early adoption permitted. The Company adopted the standard in 2018 noting that it did not have a material impact on the Company's financial statements and related disclosures. .

In May 2017, the FASB issued ASU No. 2017-09, "Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting" ("ASU 2017-09").   The update provides guidance on determining which changes to the terms and conditions of share-based payment awards, including stock options, require an entity to apply modification accounting under Topic 718.   The new standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.   Early adoption is permitted.   The Company adopted ASU 2017-09 during the year ended December 31, 2018, with no impact to the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, "Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting," ("ASU 2018-07") to simplify the accounting for share–based payments granted to nonemployees by aligning the accounting with the requirements for employee share–based compensation.   ASU 2018-07 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020.   Early adoption is permitted but no earlier than a company's adoption of ASU 2014-09. The Company is currently evaluating the impact of this pronouncement on its financial statements.

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement - Disclosure Framework (Topic 820)" ("ASU 2018-13"). ASU 2018-13 improves the disclosure requirements on fair value measurements. The updated guidance if effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company is currently assessing the timing and impact of adopting the updated provisions.

## 3. Property and Equipment

Property and equipment consist of the following as of:

|  | | December 31, | | |
|---|---|---|---|---|
|  | | **2018** | | **2017** |
| Computer and office equipment | $ | 113,496 | $ | 113,496 |
| Machinery | | 703,685 | | 703,685 |
| Leasehold improvements | | 4,329 | | 4,329 |
| Total property and equipment | | 821,510 | | 821,510 |
| Accumulated depreciation | | (760,783) | | (723,742) |
| Property and equipment, net | $ | 60,727 | $ | 97,768 |

## 4. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of:

|  | | December 31, | | |
|---|---|---|---|---|
|  | | **2018** | | **2017** |
| Accounts payable | $ | 131,105 | $ | 146,633 |
| Interest | | 305,607 | | 159,783 |
| Salary | | 53,026 | | 53,026 |
| Other | | 1,157 | | 4,669 |
| Total accounts payable and accrued expenses | $ | 490,896 | $ | 364,111 |

## 5. Convertible Debt

During 2016, the Company entered into convertible promissory notes with investors totaling $1,481,000. The notes are scheduled to mature during 2019 and bear interest at a rate of 6% per annum. The notes are automatically convertible into shares of stock issued during the next qualifying financing, as defined prior to their maturity date. Accrued interest on these notes totaled $215,929 and $127,011 as of December 31, 2018 and 2017 respectively.

During 2017, the Company entered into convertible promissory notes with investors and received net proceeds of $1,269,149 after the deduction of financing fees totaling $30,000. The Company recorded these fees as deferred financing costs and are included as a debt discount to the outstanding notes on the accompanying balance sheet. The debt discount was charged to non-cash interest expense over the 36 month term of the notes. The debt discount interest expense totaled $10,000 and $5,899 for the years ending December 31, 2018 and 2017 respectively. The notes are scheduled to mature in 36 months from the issue date and bear interest at a rate of 4% per annum. The notes are automatically convertible into shares of stock issued during the next qualifying financing, as defined prior to their maturity date. Accrued interest on these notes totaled $84,844 and $32,899 as of December 31, 2018 and 2017 respectively.

On December 28, 2018, the Company entered into convertible promissory notes with investors and received net proceeds of $478,614 after the deduction of financing fees totaling $14,802. The Company recorded these fees as deferred financing costs and are included as a debt discount to the outstanding notes on the accompanying balance sheet. The debt discount was charged to non-cash interest expense over the 24 month term of the notes. The debt discount interest expense totaled $0 for the years ending December 31, 2018. The notes are scheduled to mature in 24 months from the issue date and bear interest at a rate of 4% per annum. The notes are automatically convertible into shares of stock issued during the next qualifying financing, as defined prior to their maturity date. Accrued interest on these notes totaled $0 as of December 31, 2018.

## 6. Common Stock

As of December 31, 2018, and 2017, the Company had 2,000,000 shares of authorized Common Stock with par value of $0.0001 per share.

The Common Stock has the following characteristics:

*Voting*

The holders of Common Stock are entitled to one vote for each share of common stock held at all meetings of stockholders and written actions in lieu of meetings.

*Dividends*

The holders of Common Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company's inception, no dividends have been declared or paid to the holders of Common Stock.

*Liquidation*

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of Common Stock are entitled to share ratably in the Company's assets.

## 7. Stock-Based Compensation

In 2016, the Company's Board of Directors adopted, and the stockholders approved, the LiquidPiston, Inc. 2016 Stock Option and Grant Plan (the "2016 Plan"). The 2016 Plan provides for the issuance of incentive awards up to 200,000 shares of common stock to officers, employees, consultants and directors.

*Stock Options*

The options granted generally vest over 36-48 months. Under the 2016 Plan, options generally vest in installments of 25% at the one-year anniversary and thereafter in equal monthly installments after the one-year anniversary date, subject to the employee's or consultant's continuous service with the Company. The options generally expire ten years after the date of grant. The fair value of the options at the date of grant is recognized as an expense over the requisite service period.

During the years ended December 31, 2018 and 2017, 0 and 100,762 option awards were granted, respectively. At December 31, 2018 and 2017, 99,238 and 97,238 shares respectively were reserved for issuance under the 2016 Plan. Stock compensation expense totaled $11,290 and $9,115 for the years ended December 31, 2018 and 2017, respectively.

The following table summarizes the stock option activity during the years ended December 31, 2018 and 2017:

|  | Shares |
| --- | --- |
| **Outstanding, December 31, 2016** | - |
| **Granted** | 100,762 |
| **Exercised** | - |
| **Expired/cancelled** | - |
| **Outstanding, December 31, 2017** | 100,762 |
| **Granted** | - |
| **Exercised** | (500) |
| **Expired/cancelled** | (1,500) |
| **Outstanding, December 31, 2018** | 98,762 |
| **Expected to vest, December 31, 2018** | 14,409 |
| **Options exercisable, December 31, 2018** | 73,827 |

## 8. Income Taxes

The Tax Cuts and Jobs Act ("2017 Tax Act") was signed into law on December 22, 2017. The 2017 Tax Act significantly revised the U.S. corporate tax by, among other things, lowering the statutory corporate tax rate from 35% to 21% in 2018. The Company completed its determination of the accounting implications of the 2017 Tax Act during 2018, and there was no material impact to the Company's provision for income taxes during 2018.

The Company accounts for income taxes in accordance with ASC 740, Income Taxes ("ASC 740"), which requires an asset and liability approach for measuring deferred taxes based on temporary differences between the financial statements and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which taxes are expected to be paid or recovered. The tax benefit arising from the Company's net loss has been offset by an increase in the valuation allowance.

Accordingly, the Company had no net income tax provision or benefit during the periods ended December 31, 2018 and 2017.

In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that the net deferred tax assets will be realized. The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing future deductible amounts become deductible. Management has established a full valuation allowance against the net deferred tax assets at December 31, 2018 and 2017 as management can not currently determine that the realization of these future benefits is likely.

At December 31, 2018, the Company has approximately $19,153,550 of federal NOL carryforwards which will expire between the years 2024 to 2038. Additionally, the Company has approximately $19,250,604 of state and local NOL carryforwards which expire through 2038. As of December 31, 2018 the Company has generated approximately $295,543 of federal research and development credits which can be carried forward and used against future taxes. Finally, the Company has approximately $218,863 of state research and development credits available to carryforward to future years.

Under the provisions of the Internal Revenue Code, NOL and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities until fully utilized. NOL and tax credit carryforwards may be subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders by more than 50% over a three-year period, as defined in Sections 382 and 383 of the Internal Revenue Code and similar state provisions. The amount of the annual limitation is determined based on the value of the Company immediately before the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the date of the Company's formation due to the significant complexity and cost associated with such study and that there could be additional changes in control in the future. As a result, the Company is unable to estimate the effect of these limitations, if any, on the Company's ability to utilize NOL and tax credit carryforwards in the future. A full valuation allowance has been provided against the Company's NOL and tax credit carryforwards and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the NOL and tax credit carryforwards and the valuation allowance.

The Company has not yet conducted a study to document whether its research activities may qualify for the research and development tax credit. Such a study may result in an adjustment to the Company's research and development credit carryforwards; however, until a study is completed, and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company's research and development credit and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the research and development credit carryforwards and the valuation allowance.

As of December 31, 2018, and 2017, the Company had no accrued uncertain tax positions or associated interest or penalties and no amounts have been recognized in the Company's statements of operations and comprehensive loss.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions.

## 9. Commitments and Contingencies

The Company entered into a lease for its location in Bloomfield, Connecticut. Rent expense for the years 2017 and 2018 totals $2,000 per month and is due on a month to month basis and therefore there is no future commitment for the Company. Beginning in 2019 the monthly rent was increased to $4,000 and is due on a month to month basis. Total rent expense for all operating leases was $24,000 and $24,000 for the years ended December 31, 2018 and 2017, respectively.

From time to time, the Company may be exposed to litigation relating to products and operations. The Company is not currently engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material, adverse effect on the Company's financial condition or results of operations.

## 10. Prior Period Adjustment

The Company has made an adjustment to the 2016 financial statements previously reported. A prior period adjustment totaling $390,566 has been made to the Company's retained earnings (deficit) to reflect the impairment to certain patent assets that were abandoned at the time of the Company restructure approved in January, 2016.

## 11. Subsequent Events

The Company has evaluated subsequent events through December 30, 2019, the date in which the financial statements were available to be issued, and did not note any additional subsequent events requiring recording or disclosure in the financial statements for the years ended December 31, 2017 and 2018, other than those discussed below.

On August 23, 2019 $905,000 of convertible notes from 2016 with accrued interest totaling $158,591 were converted to 88,105 shares of Preferred Series A Seed stock. The conversion was based on an average calculated price per share of $12.0714 in accordance with the convertible note documents.

During 2019 the Company has raised $844,901 in additional convertible notes with similar terms to the funding raised on December 28, 2018.

At the date of the issuance of the financial statements, the Company was in the process of finalizing plans to raise additional equity.

**EXHIBIT C TO FORM C**

**PROFILE SCREENSHOTS**

*[See attached]*



start engine    🔍      Start Investing    Get Funding    Sign In

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# LiquidPiston
The combustion engine reimagined



◎ Website   📍 Bloomfield, CT     [ENGINEERING] [TRANSPORTATION]

LiquidPiston, Inc. (LPI) develops advanced rotary internal combustion engines based on the company's patented thermodynamic cycle and novel rotary engine architecture. Our engines are compact, powerful, quiet, efficient, low-vibration, multi-fuel capable and scalable from 1HP to over 1000 HP.

## $0.00 raised ⓘ

| | |
|---|---|
| **0** Investors | Days Left |
| **%** Equity Offered | **$51.6M** Valuation |
| **Equity** Offering Type | **$255.50** Min. Investment |

**INVEST NOW**

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Overview   Team   Terms   Updates   Comments     🤍 Follow

# Reasons to Invest

- Up to 10x smaller and lighter and 30% more efficient than a diesel engine, with 51 patents issued and pending

- $9M in Department of Defense contracts with DARPA and the U.S Army. $1.1M in partner pilot studies signed in 2019.

- Raised over $2.1M from two fully maxed out Reg CF raises from over 1180 investors

# By rethinking the engine starting with first principles, engines can be significantly improved on virtually all parameters - efficiency, weight, size, vibration, and noise || LiquidPiston is making this a reality, with potential to disrupt a 150 year old industry

OUR STORY

## Thinking "outside the cylinder"

Starting with the physics of how engines operate, LiquidPiston Inc. (LPI) has redesigned the traditional internal combustion engine and developed an innovative, efficient alternative. Building on over 15 years of R&D, LPI provides a power solution that can scale to address the $400B internal combustion engine market and can be a key enabler for emerging mobility technologies including electric cars, urban aircraft, and drones.



THE PROBLEM

## Engines still rely on old technology that's inefficient and costly

Today's solutions for power and energy are held back by a lack of technological innovation. Gasoline engines are inefficient, diesel engines are big and heavy, and electric power/batteries weigh a ton compared to what they produce. Just 6 gallons (36lbs) of fuel can displace 1,000 pounds of battery! These features present significant limitations to the range, payload, and efficiency current engines can achieve and increase operating costs.



Old 35 hp / New 40 hp

THE SOLUTION

# A new efficient, lightweight, and environmentally -friendly engine design

LiquidPiston has developed a *thermodynamic cycle which is 30% more efficient* than the gasoline and diesel cycles used in almost all internal combustion engines today. This cycle, named the High-Efficiency Hybrid Cycle (HEHC), has been implemented into a compact, lightweight engine designed to be power-dense and multi-fuel capable.  The new design, dubbed the "X Engine", is a new take on the old rotary engine. It solves the challenges of prior generation Wankel rotary engines, while preserving key advantages of high power to weight, few parts and simplicity, with near-zero vibration.  Our design also cuts back on fuel consumption and corresponding $CO_2$ emissions and the costs of running a traditional engine.



**LiquidPiston has developed an optimized thermodynamic cycle, which is 30% more efficient than almost all gasoline and diesel cycles used today**



Above video: X-Mini SI engine cycle animation. Our alternate diesel configuration is shown in this animation. See more of LiquidPiston's videos here.

OUR TRACTION

# With over $9M in Department of Defense contracts, we already have an established presence in the military space

We've targeted the military as an initial market for our engines and have secured a handful of major contracts:

- We have successfully completed several phases of development with DARPA (totaling $6M), resulting in development of a 30kW Compression Ignition (CI) engine core that could be used for UAVs, generators, or other applications.



- We shipped our first fielded prototype to the US Army: a 2kWe Compact

Artillery Power System (CAPS) generator set, which burns diesel/jet fuel and weighs approximately 30% of the weight of the generator currently deployed and used by the Army. This unit has successfully powered the M777 Howitzer in initial field testing.



*Left: prototype 2kWe hybrid JP8 military generator prototype, powered by the X-Mini rotary engine*
*[Middle]; Right: go-kart powered by the X-Mini.*

- We secured **4 concept/feasibility studies** with industrial firms during 2019, totaling $1.1M. Three of these focus on aerospace applications, and could lead to significant follow-on development programs.
- We are a Finalist in the US Army xTechSearch 3.0 competition, for which we demonstrated a successful flight of a Class 2 (55lb) UAV powered by our X-Mini Engine burning jet fuel.

Source, Source



Above video: Maiden flight on Jet-A fuel (similar to JP8). This is a parallel hybrid demonstration, with 2kW of electric power + 3kW from the engine. Next steps, we will attempt to demonstrate in-flight start/stop capability, with "quiet cruise" in electric-only mode.

WHAT WE DO

# We are a technology company developing simple, compact engines that work efficiently using a patented thermodynamic cycle

LiquidPiston develops advanced rotary engines based on the company's patented thermodynamic cycle and engine architecture. The X Engine's few moving parts consist of a rotor and an eccentric shaft. Except for ancillary parts such as injectors, fuel pumps, and oil pumps, there are no other moving parts, making the X-Engine extremely simple and elegant.


New type of rotary engine: Not a Wankel
X-Engine architecture solves sealing, cooling, lubrication, emissions, and efficiency challenges
High compression ratio & over-expansion;
Low surface area; stationary apex seals

Our engines efficiently burn fossil fuels, minimizing the wasted energy typically lost through cooling losses and engine exhaust, seen in other engine designs.

We are positioning ourselves as a technology company, not an engine manufacturer. We are looking to license our technology to partners, while also offering technical engineering consulting services to custom design and develop application-specific engines for our partners and customers, which include engine manufacturers and systems integrators.

THE MARKET

# Multiple billion-dollar potential market segments for our products

- The global Internal Combustion Engine (ICE) market is over $400B annually. Our market penetration approach starts with focus, and then expands more broadly.
- In the first phase, we are focusing on military and aerospace markets, whose propulsion and power generation segments represent large application opportunities for LiquidPiston.

**Aviation Auxiliary Power**  **Portable Generator (1-30 kW)**  **UAV Propulsion**

  

*Pictures for illustration only – we can't publicly disclose our partners and customers*

Source, Source, Source, Source

- In the second phase, we plan to enter industrial and commercial, marine, UAV, urban mobility, and automotive markets.



**Handheld power tools, to lawn and garden equipment, to mopeds, drones and aviation vehicles**



- After launching in initial market sectors, we will assign teams of engineers to work with our customers to introduce new engine platforms for virtually any segment of the engine market. We started with low volume, high price applications, and plan to enter broader markets as volume scales.

**Phased approach to $400B+ Global Engine Market**


PHASE 1
$1000
Defense & Aerospace
Aviation, Marine Gensets
+ OEM / Integrator partners
Price ($/HP)
$100
Industrial, Commercial Power
Time
CHP
$10
Automotive & eVTOL
≤ 1000's
10,000 – 1,000,000
≥ 1,000,000
Annual Global Volume (# Units)WWW
LiquidPiston

HOW WE ARE DIFFERENT

# Our rotary engines are the first disruption to engine technology in over a century

*To our knowledge, we are the only engine company in the world developing engines based on a new, optimized thermodynamic cycle.*

Other companies are focused on incrementally improving cycles first commercialized in the late 1800s. Our engines offer size and weight advantages, with potential for significantly increased range and reduced $CO_2$ emissions compared to gasoline and diesel powered vehicles. Our technology can also be a key enabler for the broad adoption of electric vehicles. When used in conjunction with electric propulsion in a hybrid configuration, the LPI engines allow more range for an EV, while using smaller, lighter, more cost effective batteries. We are maintaining a sustainable competitive advantage based on our ever-increasing IP (patents & know-how) and being the knowledge base and "clearinghouse" of all learning associated with our core engine technology.


Electric vehicles use big, heavy, expensive batteries
Battery
Electric Motors



LPI = enabling technology for vehicle electrification
Refuel in 2 minutes, recharge on the go
No infrastructure limitations
Combustion 'X' engine
Generator
Fuel tank
Converter
Battery
Electric Motors
LPI Hybrid Power System eliminates 90% of battery pack

THE BUSINESS MODEL

## Cutting-edge engine and hybrid-electric power solutions and technological services

In addition to continuing to innovate the core engine technology platform, we have multiple potential revenue streams that include:

- Custom engine and hybrid-power design, as a service
- Licenses to OEMs/partners to manufacture engines based on LPI design and IP, resulting in a combination of upfront license and recurring royalty revenue
- Supplying prototypes and providing technical support and application integration services to LPI OEMs/partners to help them support their customers





THE VISION

# We intend to lead in engine innovation and scale our products to serve a range of markets

We intend to be the global leader in developing technologies and platforms to enable high fuel efficiency and power density in internal combustion engines. We currently have 51 patents (35 granted + 16 pending), a robust innovation pipeline, and a next-generation engine lab prototype which promises to increase power density significantly. Our engine platform is scalable and we intend to serve markets ranging from home and garden to electric vehicles and aircraft. Over the next 5 years, our goal is to target a high revenue/EBITDA growth trajectory.


3 Engine Platforms Currently Under Development
"X-Mini"
TRL ~6
3 kW
70cc // SI (multi-fuel)
Air Cooled
Army / "CAPS"
"X-4"
TRL 4+
30 kW, 45% efficiency
750cc // CI (heavy-fuel)
Liquid Cooled
DARPA
"Skunkworks"
TRL 3
5kW
108cc // CI
2 hp/lb.
Self-funded


LPI-X Platform
Phase 1: Military/Aerospace
Phase 2: Industrial/Commercial
Generator
UAV
Micro-CHP
3-5 HP (70cc) X-Mini
Range Extended EV











30 kW Genset
Auxiliary Power
40-80 HP (750cc) X4
eVTOL-UAV

Technology is scalable to 500+ hp

OUR TEAM

## An experienced team dedicated to innovation

The team behind LiquidPiston is composed of leading innovators in computer science / AI, physics, math and engineering. Co-founders Alec and Nikolay Shkolnik have spent over a decade conducting R&D and developing patented technology to create the innovative thermodynamic system in the LiquidPiston engines.



Per Suneby, SVP of Corporate Development, is a seasoned clean-tech startup executive. Chief Engineer Joe Pasciutti brings over 30 years of diverse technical leadership to the company, bringing new turbine engines from advance concept through production. As a whole, the team has the dedication and background to revolutionize next-generation engine development.





WHY INVEST

# Investing in LiquidPiston is an opportunity to help change the energy-sustainability paradigm

Increasing energy use is directly correlated to rising standards of living, particularly in large, rapidly developing countries. If LiquidPiston were broadly deployed, we believe economic development could progress with a dramatically lower amount of fossil fuels used for vehicles power and for electric energy production compared to other engines and generators. In addition to offering environmental benefits, we believe our technology can be applied with economic and performance advantages in many markets, which will drive demand and allow LiquidPiston and our partners to command a premium price versus legacy engines. This investment opportunity features a capital-lite business strategy and leverages partners to serve many large application markets.


LiquidPiston installs X-mini 70cc engine on a racing kart
from LiquidPiston
00:48
vimeo

Above: LiquidPiston replaces the 40 lb / 6hp engine in a go kart with its 4 lb / 4hp

X Mini engine.  Makes for a fun demo!

## How It's Made

LiquidPiston was featured on Season 31 Episode 9 of the Science Channel / Discovery Channel How It's Made show!



Above:  We were recently featured Season 31 Episode 9 of the Science Channel / Discovery Channel How It's Made show!   Click here to view.

---

FAQ ─────────────────────────────

# You have questions, we have answers

**Q: How is the LiquidPiston X Engine different from the Wankel?**

**A:**   Click here for a detailed writeup!



XMv3 (X Mini)                    Wankel







**2004**

### Idea of new cycle and "Liquid Piston Engine"

High Efficiency Hybrid Cycle was born; Company incorporated with idea of a Liquid Piston engine (never built). Company wins cash prize in MIT $50K competition.

**2015**

### Initial development of X-Mini Engine

Started as gasoline engine, demonstrated in go-kart in 2016

**1/2019**

### Demo of 40HP Diesel X-4 Engine Core

$6M DARPA Awards. Measured > 40 horsepower and > 34% efficiency (net indicated) from engine core. Pathway to > 1 hp / lb rotary diesel engine.

**2019**

### 35th patent issued (16 pending)

Expect filing of additional 2-5 patents in 2020

**7/2019**

### Delivery of hybrid JP8 generator to US Army

$3M Rapid Innovation Fund Award; Delivered 2kW Hybrid Electric Generator, weighing 41 lbs, operating on heavy fuel. Undergoing field testing.

**2019**

### Launched 4 paid feasibility projects

Adapting the X engine for specific customer applications. Potential to evolve into much bigger programs in the future.

**10/2019**

### Maiden flight on Jet A fuel

Demonstrated hybrid eVTOL capability on heavy fuel. 55 lb UAV.

**10/2019**

### Finalist in Army Expeditionary Technology Search Competition

Winner of $135K, and featured at AUSA

**2020+**

### 2 full-fledged development programs with partners

Final sprint toward a first product launch (ANTICIPATED)

**2020+**

### 1-2 new government contracts

LPI is seeking non-dilutive government R&D funding and transition opportunities, working with the Army, Air Force, and Navy (ANTICIPATED)

# In the Press

HARTFORD BUSINESS · UNMANNED systems TECHNOLOGY · KINGSCROWD · SHEPHARD · AVIATION WEEK NETWORK · Forbes

IEEE SPECTRUM · POPULAR MECHANICS · NEW ATLAS · SAE INTERNATIONAL · MIT · AUVSI

CISION PR Newswire

SHOW MORE

# Meet Our Team



## Alexander Shkolnik
### Co-Founder & CEO

- PhD in Computer Science / Artificial Intelligence from MIT
- Technical focus on leading teams in modeling dynamic systems, optimization and controls
- 50+ patents; 30 conference and journal papers
- PI on $9M in government R&D programs





## Nikolay Shkolnik
### Co-Founder & CTO

- PhD in Physics from UConn
- Former Clean Energy Program Director, GEN3
- Motorola award for Creativity
- 60+ patents: engines, fuel cells, super capacitors, and other fields.
- *TRIZ specialist*





## Per Suneby
### VP of Corporate Development

*VP of Corporate Development and Board Director (25 hours / week at LiquidPiston, Primary Job); Managing Director at Sternhill Associates (< 1/2 time).*

- MBA, Harvard; BASc Electrical Engineering, U. British Columbia
- Seasoned Clean Tech startup executiv
- Former Venture Capital Executive in Residence
- New England Clean Energy Fellow





## Joe Pasciutti
### Chief Engineer

- Associate Engineering Director, F135 Engine, United Technologies Aerospace Systems (UTAS)
- Senior Engineering Manager, Pratt & Whitney Canada Engines
- Chief Engineer, Advanced Engine Programs, Pratt & Whitney
- Technical focus on engine design modeling

*Technical focus on engine design modeling & simulation*

*• BS/MS Mechanical Eng/Mgmt, U of Maryland*



## Offering Summary

| | |
|---:|:---|
| **Company** : | LiquidPiston, Inc. |
| **Corporate Address** : | 1292a Blue Hills Ave., Bloomfield, CT 06002 |
| **Offering Minimum** : | $9,964.50 |
| **Offering Maximum** : | $1,069,997.50 |
| **Minimum Investment Amount (per investor)** : | $255.50 |

## Terms

| | |
|---:|:---|
| **Offering Type** : | Equity |
| **Security Name** : | Common Stock |
| **Minimum Number of Shares Offered** : | 273 |
| **Maximum Number of Shares Offered** : | 29,315 |
| **Price per Share** : | $36.50 |
| **Pre-Money Valuation** : | $51,633,009.50 |

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below*

# Perks* and Investment Incentives

**Early Bird**

First 48 hours - Friends and Family Early Birds | 15% bonus shares

Next 5 days - Early Bird Bonus | 10% bonus shares

**Volume**

$1,000 | Recieve a free LiquidPiston T-shirt (International investors will be asked to pay for shipping)

$25,000+ Invite to tour our shop + 10% bonus shares

$50,000+ Invite to Lunch with an LPI Founder (CEO or CTO) |15% bonus shares

*All perks occur after the offering is completed; travel associated with invite to LPI is at investor expense.*

**The 10% Bonus for StartEngine Shareholders**

LiquidPiston, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 10 shares of common stock at $36.50 / share, you will receive 11 common stock share, meaning you'll own 11 shares for $365. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow LiquidPiston to get notified of future updates!

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**EXHIBIT D TO FORM C**

**VIDEO TRANSCRIPT**

**Liquid piston X mini**

introducing a revolutionary Engine Design

Introducing the 70 CC gasoline x-mini engine

components and assembly

Hosing

rotor

exhaust port

exhaust cavity

intake channel

Shaft

counterweight

exhaust shrouds

spark plug

cooling intake over

cooling fan

gas flow

exhaust and cooling gases

engine intake

air cooling flow through rotor

4-stroke hehc cycle illustration

intake

compression

combustion at constant volume

expansion

expansion complete

exhaust begins

exhaust manifold

3-chamber cycle and p-v illustration

pressure volume graph

**LiquidPiston Maiden UAV flight**

LiquidPiston JP8 Hybrid Propulsion system...coming soon

Maiden flight jet a fuel october 12 2019

**LiquidPiston instals X mini 70cc**

LiquidPiston replaces race kart engine with 70cc xmv3 rotary

Out with the 40 pound 6.5hp engine...

xmv3 engine assembly. the rotary engine core is 4 lbs 70cc 3hp

xmv3 engine installed in go-kart

the kart is ready to go

 high efficiency thanks to patented cycle

3hp at 10,000 rpm

**LiquidPiston X Mini rotary engine vs wankel**

xmv3 x mini wankel

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- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

**EXHIBIT F TO FORM C**

**ADDITIONAL CORPORATE DOCUMENTS**

*[See attached]*

# Delaware

## The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "LIQUIDPISTON, INC.", FILED

IN THIS OFFICE ON THE TWENTY-THIRD DAY OF AUGUST, A.D. 2019, AT

6:20 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

3817202  8100

SR# 20196693800

Authentication: 203471303

Date: 08-26-19

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:20 PM 08/23/2019
FILED 06:20 PM 08/23/2019
SR 20196693800 - File Number 3817202

# AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF LIQUIDPISTON, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

LiquidPiston, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

**DOES HEREBY CERTIFY:**

1. That the name of this corporation is LiquidPiston, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on June 21, 2004.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

**RESOLVED**, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

**FIRST**: The name of this corporation is LiquidPiston, Inc. (the "Corporation").

**SECOND**: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801, and its registered agent at such address is: The Corporation Trust Company.

**THIRD**: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

**FOURTH**: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 1,600,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 90,000 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

1. Designation of Preferred Stock. 90,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-1 Preferred Stock**". The Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. The "**Series Seed-1 Original Issue Price**" shall mean $12.07 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock. The "**Applicable Original Issue Price**" shall mean the Series Seed-1 Original Issue Price, in the case of the Series Seed-1 Preferred Stock. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a pari passu basis, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Applicable Original Issue Price of such series of Preferred Stock, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Applicable Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. "**Available Proceeds**" shall mean the consideration received by the Corporation for a Deemed Liquidation Event (as defined below) (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders.

2.2     Payments to Holders of Common Stock.   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Applicable Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3     Deemed Liquidation Events.

2.3.1     Definition.  Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of a majority of the outstanding shares of Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a)     a merger or consolidation in which

(i)     the Corporation is a constituent party or

(ii)     a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)     (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (ii) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Amendment and Changes. As long as any shares of the Preferred Stock shall be issued and outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent) from the holders of a majority of the outstanding shares of the Preferred Stock, amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock (for the avoidance of doubt, the authorization or issuance of any additional shares of capital stock that ranks senior to or on parity with the Preferred Stock shall not be deemed to so adversely affect the rights, preference or privilege of the Preferred Stock). Notwithstanding anything to the contrary herein, the number of authorized shares of Preferred Stock and any series thereof may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows:

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Applicable Original Issue Price by the Applicable Conversion Price (as defined below) of such series of Preferred Stock in effect at the time of conversion. The "**Series Seed-1 Conversion Price**" shall initially be equal to $12.07. The Series Seed-1 Conversion Price is sometimes referred to herein as an "**Applicable Conversion Price**." Each Applicable Conversion Price, and the rate at which shares of each series of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2   Termination of Conversion Rights.   In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2   Fractional Shares.   No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion.   In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2    Reservation of Shares.   The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation.   Before taking any action which would cause an adjustment reducing the Applicable Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Applicable Conversion Price of such series of Preferred Stock.

4.3.3    Effect of Conversion.   All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon.   Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4    No Further Adjustment.   Upon any such conversion, no adjustment to the Applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5    Taxes.  The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4.  The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the

Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4     Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of Preferred Stock was issued (the "**Original Issue Date**") effect a subdivision of the outstanding Common Stock, the Applicable Conversion Price of each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Applicable Conversion Price of each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.5     Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property, then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Applicable Conversion Price of each series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.6     Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Applicable Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Applicable Conversion Price of each series of Preferred

Stock then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of each series of Preferred Stock.

5.    Mandatory Conversion.

5.1    Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2    Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6.    Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of each series of Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of such series of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of such series of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Applicable Original Issue Price of such series of Preferred Stock; provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 6 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend of such series of Preferred Stock.

7.    Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

8.    Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

9.    Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

**SIXTH**: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

**SEVENTH**: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

**EIGHTH**: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

**NINTH**: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

**TENTH**: The Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board of Directors.

The Corporation shall have the power to indemnify, to the extent permitted by the General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

**IN WITNESS WHEREOF**, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 23rd day of August, 2019.

By: /s/ Alexander Shkolnik
Alexander Shkolnik, President